Exhibit 12.1

	Farmland Partners Inc.				Predecessor
($ in thousands)	12/31/2017	12/31/2016	12/31/2015	12/31/2014(1)	12/31/2013

Earnings:
Net income (loss)	9,158	5,999	1,689	(671)	34
Combined fixed charges and preferred dividends	20,700	13,160	4,801	1,510	1,342
Total earnings	29,858	19,159	6,490	840	1,376

Combined fixed charges and preferred dividends:

Interest expense	13,561	9,959	4,616	1,372	1,342
Capitalized interest expense	—	—	—	—	—
Amortized premiums related to indebtedness	—	—	—	—	—
Discounts related to indebtedness	(110)	(120)	(67)	—	—
Capitalized expenses related to indebtedness	337	357	225	138	—
Preferred security dividend requirements of consolidated subsidiaries	6,856	2,915	—	—	—
Estimated interest component of rent (2)	56	49	27	—	—
Total combined fixed charges and preferred dividends	20,700	13,160	4,801	1,510	1,342

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	1.4	1.5	1.4	(3)	1.0

Surplus (deficiency) of earnings to combined fixed charges and preferred dividends	9,158	5,999	1,689	(671)	34

(1) The calculation of earnings and fixed charges reflects the earnings and fixed charges of FPI Land LLC, the predecessor of Farmland Partners Inc., for the period from  January 1, 2014 until immediately prior to the completion of Farmland Partners Inc.’s initial public offering on April 16, 2014 and of Farmland Partners Inc. for the periods thereafter.

(2) The percent of rent included (1/3) in the calculation is a reasonable approximation of the interest factor.

(3) For the year ended December 31, 2014, earnings were not sufficient to cover fixed charges by $0.7 million.